Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     October 25, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein International Discovery Equity Portfolio
            Post-Effective Amendment No. 91
            File Nos. 2-29901 and 811-1716

Dear Ms. Stirling:

       This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein International Discovery Equity Portfolio (the "Fund"), as provided orally to Young Seo of this office on October 4, 2010. The Staff's comments and our responses are discussed below.

Prospectus

Comment 1:  Fees and Expenses of the Fund: In the Annual Fund Operating
            Expenses table, the phrase, "Before Waiver", should be deleted from the row heading, "Total Annual Fund Operating Expenses Before Waiver", because it is not required by Form N-1A.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Fees and Expenses of the Fund: The footnotes to the fee tables should be sequential.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Portfolio Turnover: Please use "Fund shares" in lieu of "shares"
            in the Portfolio Turnover disclosure.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Principal Strategies: The second paragraph of the Principal
            Strategies section states that the Fund invests primarily in small- and mid-cap companies with capitalization ranges of up to the greater of $13 billion or the market capitalization of the largest company in the MSCI AC World SMID Index (ex-U.S.)(Net). The Staff considers any company with a capitalization of over $10 billion as a large-cap company. Consider changing the capitalization range or provide an explanation as to why any capitalization over $13 billion would be appropriate for a "mid-cap" company.

Response:   Market capitalizations rank stocks in groups. Mid-cap companies are those ranked in the middle between large-cap and small-cap companies. The market capitalizations of companies are not a fixed number, but change in accordance with market valuations. The market capitalization of the largest company in the MSCI AC World SMID
            Index is currently approximately $15 billion. We believe that the capitalization range selected by the Fund is appropriate and clearly disclosed to investors and Fund shareholders.

Comment 5:  Principal Strategies: The second to the last sentence in the second paragraph states that "Under normal market conditions, the Fund invests significantly (at least 40% - unless market conditions are not deemed favorable by the Adviser) in securities of non-U.S. companies." A clarification should be provided as to what is meant by "unless market conditions are not deemed favorable by the Adviser".

Response:   We have not revised the disclosure in response to this comment. We added the same disclosure to other Alliancebernstein Funds at the request of the Staff. We believe it is appropriate to disclose that market conditions may necessitate deviations from the 40% level similar to the Fund's disclosure that it may take temporary defensive positions to respond to adverse market, economic, political or other conditions and, as a result, deviate from its investment strategies.

Comment 6:  Principal Strategies: An explanation of how the Fund defines
            "non-U.S. companies" should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Principal Strategies: The Staff suggests that the fourth, fifth and sixth paragraphs be stated more succinctly for the Summary section.

Response:   We have not revised the disclosure in response to this comment. We believe that the disclosure is appropriate for the summary section of the Prospectus.

Comment 8:  Principal Strategies: The sentence, "The Fund's investments in companies with smaller capitalizations may offer more reward but may also entail greater risk than is generally true of larger, more established companies", is not an investment strategy and should be included elsewhere in the Prospectus.

Response:   We have not revised the disclosure in response to this comment. The disclosure is intended to highlight how the Fund's strategies differ from other Funds.

Comment 9:  Principal Strategies: If investing in small-cap companies is a principal strategy of the Fund, a risk disclosure regarding such investments should be included in the Principal Risks section.

Response:   We note that a "capitalization risk" disclosure regarding the risks of investing in small-cap companies is already included in the Principal Risks section.

Comment 10: Principal Risks: The first sentence of the fourth paragraph in the
            Principal Strategies section states that the Fund may invests in unlisted securities. A corresponding risk disclosure should be included in the Principal Risks section.

Response:   We have not revised the disclosure in response to this comment. We believe that unlisted securities have the same market risk as listed securities and that separate risk disclosure is not necessary.

Comment 11: Principal Risks: The second sentence of the fourth paragraph in the
            Principal Strategies section states that the Fund may invests in warrants. A corresponding risk disclosure should be included in the Principal Risks section.

Response:   We have revised the disclosure in response to this comment to add liquidity risk and reference synthetic foreign equity securities, which are the type of warrants that are described in the Prospectus.
            We do not believe that a separate risk disclosure is necessary or appropriate.

Comment 12: Additional Information About the Fund's Risks and Investments: As
            stated in the July 30, 2010 Letter to the Investment Company Institute, disclosure regarding investments in derivatives should be tailored to how this particular Fund uses derivatives.

Response:   We have not revised the disclosure in response to this comment because we believe that the disclosure describes the derivatives used by the Fund.

Comment 13: Management of the Fund - Performance of Similarly Managed Account:
            Disclosure of performance of similarly managed accounts should include all accounts managed in a substantially similar manner. Please confirm whether this is the case.

Response:   We confirm that the disclosure of performance of similarly managed accounts includes all accounts managed in a substantially similar manner.

                                     * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                         Sincerely,


                                         /s/ Young Seo
                                         --------------
                                         Young Seo


cc:    Andrew L. Gangolf, Esq.
       Stephen J. Laffey, Esq.
       Kathleen K. Clarke, Esq.



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